EXHIBIT 99.2

CONSENT OF IMOLA GÖTZ

I, Imola Götz, MSc.. P.Eng., Vice President Mining & Engineering for Sandstorm Gold Ltd., consent to the use of and reference to my name as an expert or “qualified person”, and the inclusion and incorporation by reference in the registration statement on Form F-10 (File No. 333-237619) of Sandstorm Gold Ltd. and any amendments or supplements thereto (the “Registration Statement”), of the information reviewed and approved by me relating to any technical disclosure contained in the Material Change Report filed on Form 6-K with the Securities and Exchange Commission and dated the same date hereof that is of a scientific or technical nature and all other references to such information included or incorporated by reference in the Registration Statement.

Date: December 6, 2021

/s/ Imola Götz
Name:	Imola Götz, MSc., P.Eng.
Title:	Vice President Mining & Engineering for Sandstorm Gold Ltd.